EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Administrative and Investment Committee

Anadarko Employee Savings Plan:

We consent to the incorporation by reference in the Registration Statement (File Nos. 33-8643 and 333-161367) on Form S-8 of Anadarko Petroleum Corporation of our report dated June 21, 2012, with respect to the statements of net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Anadarko Employee Savings Plan.

/s/ KPMG LLP

Houston, Texas

June 21, 2012